AgEagle Aerial Systems Inc.

8863 E. 34th Street North

Wichita, Kansas 67226

January 12, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Andi Carpenter

Re:     AgEagle Aerial Systems Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Form 8-K/A filed May 4, 2021

Form 10-Q for the Quarterly Period Ended September 30, 2021

File No. 001-36492

Dear Ms. Carpenter:

We are responding to the comment letter dated December 20, 2021 (“Staff’s Letter”) related to AgEagle Aerial Systems, Inc. (“Company”). The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Staff Comment:

Form 8-K/A filed May 4, 2021

Item 9.01 Financial Statements and Exhibits, page 1

1.	Please file unaudited interim financial statements of Measure Global, Inc. as required under Rule 8-04 of Regulation S-X in an amendment. Please update the proforma financial information with the interim financial statements.

RESPONSE: We filed a Form 8-K/A on January 12, 2022 (“Amendment No. 2”) with the unaudited interim financial statements of Measure Global, Inc. (“Measure”) as of and for the period ended March 31, 2021, as required under Rule 8-04 of Regulation S-X. We included in Amendment No. 2 updated proforma financial information with such interim financial statements.

Staff Comment:

Form 10-Q for the Quarterly Period Ended September 30, 2021

Notes to Condensed Interim Consolidated Financial Statements

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Note 4 Notes Receivable, page 15

2.	We note your company executed promissory notes to Parrot Drones SAS in November 2020 and August 2021. We also note that you entered into stock purchase agreements with Parrot Drones SAS in relation to your company’s acquisitions of MicaSense, Inc. and senseFly SA and senseFly, Inc. Please address the following:

●	Explain in greater detail who Parrot Drones SAS is and whether it is a related party to your company.

RESPONSE: None of Parrot Drones SAS (“Parrot”) or any of the associated Parrot subsidiaries are a related party to the Company or any of its subsidiaries, including MicaSense, Inc. (“MicaSense”), senseFly SA and senseFly, Inc. (collectively, “senseFly”). Parrot has been a competitor of the Company since the Company’s founding in 2010. Prior to the MicaSense acquisition, Parrot had never done business with the Company. No principal owner or management relationships as defined in Item 404 of Regulation S-K exist.

Parrot is a France-based drone manufacturer that has recently shifted their focus from consumer and commercial drone sales into government drone sales. While they still have commercial operations, Parrot is putting their resources behind their flagship Anafi drone, which was selected by the US Government as one of five approved vendors of drones to divisions like the Department of Defense and the General Services Administration in 2020. To that end, Parrot hired Raymond James to assist in the divestiture of all non-essential business lines. Raymond James contacted the Company in the summer of 2020 to inquire if the Company was interested in joining the sale process for MicaSense, at which time the Company joined the process and successfully closed the acquisition. Due to the successful closing, Raymond James again contacted the Company in the summer of 2021 to gauge the Company’s interest in Parrot’s other commercial drone subsidiary, senseFly. Due to the mutual interest, Parrot and Raymond James negotiated the sale of the senseFly entities exclusively with the Company, resulting in the subsequent closing of the acquisition in October 2021. At the time of closing, the Company entered into a Technology License and Support Agreement with Parrot for a transition period. While Parrot remains a vendor to MicaSense and senseFly post-acquisition, the Company confirms that Parrot is not a related party.

●	More fully explain to us the total amount of the promissory notes you have executed to Parrot Drones SAS and the business purpose of each promissory note.

RESPONSE: The Company executed two promissory notes for a total of $300,000 with Parrot in connection with the MicaSense and senseFly acquisitions. The purpose of both of these promissory notes was to provide Parrot with the upfront cash needed to pay for its transaction costs related to the respective acquisitions. Principal amounts of the promissory notes were then reduced from the total purchase price of each acquisition at closing. The initial promissory note with Parrot relating to the MicaSense acquisition was $100,000, while the subsequent promissory note relating to the senseFly acquisition was $200,000.

●	Please tell us who owned MicaSense, Inc., senseFly SA, and senseFly, Inc before your company’s acquired them.

RESPONSE: Prior to the acquisitions by the Company, Parrot owned MicaSense since October 2015, and the senseFly entities since July 2012.

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MicaSense was founded in January 2014 and raised $2,000,000 in a Series A round of financing from Parrot in December 2014. Parrot made an additional $5,000,000 investment in a Series A2 round of financing in October 2015 that gave Parrot more than 50% ownership in MicaSense and the option to buyout management’s equity going forward. Parrot acquired additional equity interests in MicaSense in two tranches in 2018 and 2019 that resulted in a 99% ownership stake. The remaining 1% was held by Justin McAllister, the Company’s current VP of R&D, up until the date of acquisition by the Company.

The senseFly entities were founded in 2009 and bootstrapped their capital raises via smaller grants, debt and pre-seed money until July 2012, when Parrot invested $5,000,000 in senseFly in exchange for more than 60% ownership. Parrot acquired the remaining equity interest in each of the senseFly entities by July 2016, giving Parrot 100% ownership of senseFly.

●	Please explain the total amount of cash and other consideration your company paid to Parrot Drones SAS in relation to the acquisitions.

RESPONSE: The Company agreed to a purchase price of $23.0 million for each of the MicaSense and senseFly acquisitions, for a total purchase consideration of $46.0 million to Parrot. Both acquisitions were subject to purchase price adjustments based on the current cash and debt on hand, one-time transaction expenses, and net working capital requirement. The transactions were also each subject to a net working capital adjustment 90 days after closing, as well as a 1- and 2-year holdback period, broken out as follows:

MicaSense, Inc.

$100,000 in cash via a promissory note paid upon signing of LOI (November 16, 2020)

$13,500,000 in cash paid at closing (January 27, 2021)

$1,400,000 in cash and $3,000,000 in stock paid 90 days after closing

$2,375,000 in cash payable on March 31, 2022

$2,375,000 in cash payable on March 31, 2023

senseFly SA

$200,000 in cash via a promissory note paid upon signing of LOI (August 25, 2021)

$11,735,000 in cash paid at closing (October 19, 2021)

$1,500,000 in cash and $3,000,000 in stock paid 90 days after closing

$2,282,500 in cash payable on December 31, 2022

$2,282,500 in cash payable on December 31, 2023

senseFly, Inc.

$1,565,000 in cash paid at closing (October 19, 2021)

$217,500 in cash payable on December 31, 2022

$217,500 in cash payable on December 31, 2023

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Staff Comment:

Note 7 Acquisition, page 19

3.	We note you completed the acquisitions of MicaSense, Inc. and Measure Global, Inc. Please address the following:

●	More fully explain how you determined each acquisition is the acquisition of a business. Provide your analyses based on the criteria in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.

RESPONSE: The Company respectfully informs the Staff that the following facts outlined below were taken into consideration when determining if the acquisition of MicaSense and Measure met the requirements to be treated as a business combination under ASC 805. Specifically, the Company considered the following criteria in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9. The Company acquired 100% of the issued and outstanding capital stock of both acquired companies. In our fair value calculation, a significant amount of the purchase price was allocated to goodwill, which is an indication of a business combination. The Company acquired MicaSense and Measure’s integrated set of activities and assets consistent with the criteria in ASC 805-10-55-4. MicaSense and Measure have inputs including intangible assets and intellectual property along with the employees necessary to maintain the processes in place. As part of the acquisition, the Company purchased an organized workforce which includes all skilled workers required to continue performing the core revenue (output) generating activities of MicaSense and Measure after the acquisition. A significant value of the acquisition was allocated to the skilled workforce as these employees have the necessary skills and knowledge to continue to generate revenues and future products. The acquired companies generated outputs (revenue) prior to the respective asset purchase agreements and will continue to do so after the transactions. In accordance with the guidance in ASC 805-10-55-5E which states if a set has outputs (continuation of revenue before and after the transaction), the set will have both an input and substantive process if any of the criteria in A through D are present. As discussed above, ASC 805-10-55-5E is met and therefore, each acquired company constitutes a business. Based on the analysis above, the Company believes MicaSense and Measure are considered businesses and the transactions were therefore treated as a business combination under ASC 805. The analysis above also applies to the Company’s acquisition of senseFly.

●	More fully explain how you determined the fair value of the intangible assets you acquired.

RESPONSE: In identifying and valuing the intangible assets, management considered the legal/contractual and separable criteria (the recognition criteria) of ASC 805. The intangible assets identified by management for each acquisition included developed technology, customer relationships, trade names, and non-compete agreements. We also determined the value of the assembled workforce. However, we note the assembled workforce is not an intangible asset that is recognized apart from goodwill for financial reporting purposes. The developed technology was valued utilizing a relief-from royalty methodology from the income approach. The customer relationships were valued utilizing an incremental income approach with and without methodology from the income approach. The trade names were valued utilizing a relief-from royalty methodology from the income approach. The non-compete agreements were valued utilizing an incremental income with and without methodology from the income approach. The assembled workforce was valued using a replacement cost methodology. The related cash flows were discounted back to present value using a market derived discount rate. Management calculated the implied internal rate of return utilizing the overall projected financial information for the businesses, then calculated a market derived weighted average cost of capital and assigned asset specific required rates of return to the intangible assets in a weighted average return on assets analysis so that the internal rate of return, the weighted average cost of capital, and the weighted average return on assets reconciled.

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●	More fully explain to us the reasons why the amount of goodwill you recorded in each acquisition represents a significant percentage of the related purchase price.

RESPONSE: The businesses are in growth stage and were not yet profitable. The perceived value in the transactions are in the workforce acquired, the future technology to be developed, and the expected future customers. The overall business plan for both the Company and the acquired companies includes significant revenue growth, which implies that a significant amount of goodwill is reasonable. This growth includes expected continued developments in the acquired companies’ drone hardware, software and related regulations of the industry.

●	Clarify to us whether any parties involved with these acquisitions are related parties.

RESPONSE: No related parties were involved with the acquisitions.

●	Provide the disclosure required by ASC 805-10-50-2(h).

RESPONSE: The supplemental pro forma information related to post-acquisition revenues during the relevant period for MicaSense was  previously disclosed in Form 10-Q filed on November 12, 2021 and specifically addressed in Footnote 2 of the Summary of Significant Accounting Policies – Sales Concentration by Product Mix section. Although we did not include information related to post-acquisition earnings during the relevant supplemental period, we did provide the relevant disclosure in the Form 8-K/A filed on April 13, 2021 and specifically addressed in Footnote 2 of the Summary of Significant Accounting Policies – Correction of Prior Period Information providing sufficient information to investors to evaluate the financial effect of the business combinations on the Company individually and in the aggregate.

Please see below for the unaudited pro forma information related to post-acquisition revenues and earnings during the relevant period for MicaSense:

Our results for the nine months ended September 30, 2021 include results from MicaSense, Inc. between January 27, 2021 and September 30, 2021. The following unaudited pro forma information presents the Company’s results of operations as if the acquisition of MicaSense, Inc. had occurred at the beginning of fiscal year 2021. The pro forma results do not purport to represent what the Company’s results of operations actually would have been if the transactions had occurred at the beginning of the period presented or what the Company’s operating results will be in future periods.

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue, net	$1,909,921	$1,466,417	$5,695,073	$4,519,302
Net loss	$(439,581)	$(182,344)	$(167,720)	$(291,700)
Earnings Per Share - Basic &Diluted	$(0.01)	$(0.00)	$(0.00)	$(0.01)

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The supplemental pro forma information related to post-acquisition revenues during the relevant period for Measure was previously disclosed in Form 10-Q filed on November 12, 2021, and specifically addressed in Footnote 2 of the Summary of Significant Accounting Policies – Sales Concentration by Product Mix section. Although we did not initially include information related to post-acquisition earnings during the relevant supplemental period, we did provide the relevant disclosure in the Form 8-K/A filed on January 12, 2022 in response to the Staff’s comments to provide additional disclosure to the users of the financial statements related to pro forma information of revenue and earnings had the acquisition occurred as of January 1, 2021.

Please see below for the unaudited pro forma information related to post-acquisition revenues and earnings during the relevant period for Measure:

Our results for the nine months ended September 30, 2021 include results from Measure Global, Inc. between April 19, 2021 and September 30, 2021. The following unaudited pro forma information presents the Company’s results of operations as if the acquisition of Measure Global, Inc. had occurred at the beginning of fiscal year 2021. The pro forma results do not purport to represent what the Company’s results of operations actually would have been if the transactions had occurred at the beginning of the period presented or what the Company’s operating results will be in future periods.

For the nine months ended September 30, 2020, eight months of revenue was included for Measure Global, Inc. as revenue for the period ended January 31, 2020 belonged to the predecessor company that was not acquired by the Company.

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020(1)
Revenue, net	$141,301	$80,579	$493,448	$240,397
Net loss	$(659,032)	$(579,593)	$(3,268,310)	$(1,254,950)
Earnings Per Share - Basic & Diluted	$(0.01)	$(0.01)	$(0.05)	$(0.04)

(1) Note that Measure is only reporting eight months in 2020 due to January 2020 being a part of the predecessor company.

The Company has also acquired senseFly SA and senseFly, Inc. effective October 18, 2021, which has increased the financial effect of the business combinations for our fiscal year ended December 31, 2021. The Company filed a Form 8-K/A on December 10, 2021 with supplemental pro forma information of revenue and earnings as though the senseFly acquisition had occurred as of January 1, 2019, January 1, 2020 and January 1, 2021.

We commit to including additional disclosures under ASC 805-10-50-2(h) in our Form 10-K and future periodic reports for the senseFly acquisition for revenue and earnings, but will exclude the earnings of MicaSense and Measure since the acquisition date, January 27, 2021, and April 19, 2021, respectively. As these companies have been integrated into the Company’s operations since those dates, operating costs including general and administrative, and sales and marketing are not allocated to each legal entity. The acquisitions were part of the Company’s core strategy to acquire and integrate drone technologies to deliver a full-stack solution to the marketplace. Based on the interdependency of the integrated products, it would be impractical to derive the earnings since the acquisitions of MicaSense and Measure.

Staff Comment:

Please also comply with these comments as they relate to your acquisition of senseFly SA and senseFly, Inc.

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RESPONSE: We have included in our foregoing responses all information that relate to our acquisitions of senseFly SA and senseFly, Inc.

We trust that you will find the foregoing responsive to the Staff’s comments. Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Nicole Fernandez-McGovern

Nicole Fernandez-McGovern
Chief Financial Officer
AgEagle Aerial Systems, Inc.